UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd

3rd Floor

11-12 St James’s Square

London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On August 30, 2021, ReNew Power Services Private Limited, a 100% subsidiary of ReNew Power Private Limited, closed the previously announced acquisition of L&T Uttaranchal Hydropower Ltd., a 99 MW hydropower facility, from L&T Power Development Ltd., a wholly-owned subsidiary of the engineering and construction firm L&T, and Larsen and Toubro Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 1, 2021	RENEW ENERGY GLOBAL PLC
	By	/s/ Sumant Sinha
		Name:	Sumant Sinha
		Title:	Director & CEO